Exhibit 99.3

EXPENSES

The amount or estimated amount, itemized in reasonable detail, of expenses (other than underwriting discounts and commissions) incurred or borne by or for the account of Québec (the “Issuer”) in connection with the issuance and sale of the 3.50% Global Notes Series QJ due July 29, 2020 or properly chargeable thereto, including legal, engineering, certification and other charges.

SEC filing fees and expenses	U.S.$	58,950
Printing and engraving fees and expenses		6,000
Legal fees and expenses		62,500
Fiscal Agent and registrar fees and expenses		15,000
Rating fees and expenses		10,000
Reimbursement of Underwriters’ expenses		80,000

	U.S.$	232,450